Exhibit (a)(6)(A)

Press Release

BROOKFIELD PROPERTY REIT INC. REMINDS HOLDERS OF CLASS A STOCK OF SUBSTANTIAL ISSUER BID EXPIRY

BROOKFIELD NEWS, March 21, 2019 — Brookfield Property REIT Inc. (NASDAQ: BPR) reminds the holders of its outstanding Class A Stock, par value $0.01 per share (“Class A Stock”), that its previously announced substantial issuer bid (the “Offer”) to purchase for cash up to $95,000,000 in value of shares of its Class A Stock will expire at 5:00 p.m. (Eastern time) on March 25, 2019.

The Offer is being made by way of a “modified Dutch auction,” which allows holders of Class A Stock to select the price, within the specified range, at which each such holder is willing to sell all or a portion of the shares of Class A Stock that such holder owns. The Offer prices range from $19.00 to $21.00 per share of Class A Stock (in increments of $0.10 per share).

Holders of Class A Stock are urged to consult the formal offer to purchase and related letter of transmittal, together with any amendments or supplements thereto (collectively, the “Offer Documents”), containing the terms and conditions of the Offer and instructions for tendering shares of Class A Stock, among other things, that were sent to holders of Class A Stock or designated brokers or other nominees, as applicable, and filed with the U.S. Securities and Exchange Commission (“SEC”) and are available on EDGAR at www.sec.gov.

None of BPR nor its Board of Directors makes any recommendation to holders of Class A Stock as to whether to tender or refrain from tendering any or all of their shares of Class A Stock in the Offer or as to the price or prices at which such holders may choose to tender their shares of Class A Stock.

Holders of Class A Stock are urged to read the Offer Documents carefully and in their entirety, and to consult their own financial, tax and legal advisors and to make their own decisions with respect to participation in the Offer.

Any questions or requests for assistance in tendering shares of Class A Stock in the Offer should be directed to D.F. King & Co., Inc., the information agent for the Offer at 1-888-541-9895.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Class A Stock.

***

About Brookfield Property REIT Inc.

Brookfield Property REIT Inc. (“BPR”) is a subsidiary of Brookfield Property Partners L.P., (NASDAQ: BPY; TSX: BPY.UN) (“BPY”) one of the world’s premier commercial real estate companies, with approximately $87 billion in total assets. BPR was created as a public security that is intended to offer economic equivalence to an investment in BPY in the form of a U.S. REIT stock.

Brookfield Property Partners are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, logistics, hospitality, self- storage, student housing and manufactured housing assets.

Further information is available at bpy.brookfield.com/bpr.

Contact:

Sherif El-Azzazi

Director, Investor Relations & Communications Tel: 212-417-7169

Email: sherif.elazzazi@brookfield.com